Securities Act File No. 333-269444

As filed with the Securities and Exchange Commission on September 26, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒

CALVERT MANAGEMENT SERIES

(Exact Name of Registrant as Specified in Charter)

1825 Connecticut Ave NW, Suite 400, Washington, DC 20009

(Address of Principal Executive Offices)

(202) 238-2200

(Registrant’s Telephone Number, Including Area Code)

Deidre Walsh

Two International Place

Boston, Massachusetts 02110

(Name and Address of Agent for Service)

Pursuant to Rule 462(d) under the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission.

Title of Securities Being Registered:

Classes A and I of Calvert Global Equity Fund, a series of the Registrant.

Classes A, C and I of Calvert Global Small-Cap Equity Fund, a series of the Registrant.

Classes A, C and I of Calvert Small/Mid-Cap Fund, a series of the Registrant.

No filing fee is required because an indefinite amount of the Registrant’s securities has previously been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-14 filed on March 1, 2023 (SEC Accession No. 0001193125-23-056287). This Post-Effective Amendment No. 2 is being filed for the purpose of adding the final tax opinions for Calvert Global Equity Fund and Eaton Vance Focused Global Opportunities Fund, Calvert Global Small-Cap Equity Fund and Eaton Vance Global Small-Cap Equity Fund, and Calvert Small/Mid-Cap Fund and Eaton Vance Special Equities Fund, and other exhibits to Part C of the Registration Statement.

PART C: OTHER INFORMATION

Item 15. Indemnification

Article XI, Section 4 of the Registrant’s Declaration of Trust provides that the Registrant, out of the Registrant’s assets, shall indemnify every person who is or has been a Trustee, officer, employee or agent of the Registrant and every person who serves at the Registrant’s request as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall be indemnified by the Registrant to the fullest extent permitted by law against all liabilities and against all expenses reasonably incurred or paid by him in connection with any debt, claim, action, demand, suit, proceeding, judgment, decree, liability or obligation of any kind in which he becomes involved as a party or otherwise or is threatened by virtue of his being or having been a Trustee, officer, employee or agent of the Registrant or of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant against amounts paid or incurred by him in the compromise or settlement thereof.

No indemnification shall be provided to any person hereunder against any liabilities to the Registrant or its shareholders adjudicated to have been incurred by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such person’s office.

Article V, Section 1(t) of the Registrant’s Declaration of Trust, and Article IX, Section 3 of the Registrant’s By-Laws, provide that the Registrant’s Trustees are permitted to purchase insurance of any kind, including, without limitation, insurance on behalf of any person who is or was a Trustee, officer, employee or agent of the Trust, or is or was serving at the request of the Trust as a trustee, director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such.

In addition, indemnification against certain liabilities of the Registrant’s trustees and officers and/or the Registrant’s administrator, principal underwriter, transfer agent, custodian and other service providers are provided in: (1) Section 5 of the Administrative Services Agreement between the Registrant and Calvert Research and Management; (2) Section 4 of the Master Distribution Agreement between the Registrant and Eaton Vance Distributors, Inc.; (3) Section 14 of the Master Custodian Agreement between the Registrant and State Street Bank and Trust Company; (4) Section 12 of the Securities Lending Authorization Agreement between the Registrant and State Street Bank and Trust Company; and (5) Section 8 of the Administration Agreement between the Registrant and State Street Bank and Trust Company. Generally, such indemnification does not apply to any liabilities by reason of willful misfeasance, bad faith or gross negligence and reckless disregard of duties. These Agreements are incorporated herein by reference to Item 15.

Item 16. Exhibits

(1) Amended and Restated Declaration of Trust dated September 11, 2018 filed as Exhibit (a) to Post-Effective Amendment No. 105 filed January 28, 2019 (Accession No. 0000940394-19-000112) and incorporated herein by reference.

(2) Amended and Restated By-Laws of Registrant adopted December 2018 filed as Exhibit (b) to Post-Effective Amendment No. 105 filed January 28, 2019 (Accession No. 0000940394-19-000112) and incorporated herein by reference.

(3) Not applicable.

(4) Form of Agreement and Plan of Reorganization—included as Appendix A to Part A.

(5) Instruments defining the rights of security holders with respect to the Registrant are contained in the Amended and Restated Declaration of Trust (with subsequent amendments) and Bylaws are filed herewith as Exhibits 16(1) and 16(2).

(6) (a) Investment Advisory Agreement between Calvert Management Series (on behalf of its separate identified on Schedule A) and Calvert Research and Management dated March 1, 2021 filed as Exhibit (d) to Post-Effective Amendment No. 114 filed April 28, 2021 (Accession No. 0000940394-21-000778) and incorporated herein by reference.

(6) (b) Amended and Restated Schedule A effective April 12, 2023 to the Investment Advisory Agreement dated March 1, 2021 filed as Exhibit (d)(1)(b) to Post-Effective Amendment No. 124 filed April 12, 2023 (Accession No.  0000940394-23-000583) and incorporated herein by reference.

(6) (c) Investment Sub-Advisory Agreement between Calvert Research and Management and Eaton Vance Advisers International Ltd. for Calvert Global Equity Fund dated September 15, 2023 – Filed herewith.

(6) (d) Investment Sub-Advisory Agreement between Calvert Research and Management and Eaton Vance Advisers International Ltd. for Calvert Global Small-Cap Equity Fund dated September 15, 2023 – Filed herewith.

(7) (a) Master Distribution Agreement between each registered investment company listed on Schedule A on behalf of each of its series listed on Schedule A, and Eaton Vance Distributors, Inc. effective March 1, 2021 filed as Exhibit (e) to Post-Effective Amendment No. 114 filed April 28, 2021 (Accession No. 0000940394-21-000778) and incorporated herein by reference.

(7) (b) Amended Schedule A dated April  12, 2023 to Master Distribution Agreement effective March 1, 2021 filed as Exhibit (e)(1)(b) to Post-Effective Amendment No. 124 filed April 12, 2023 (Accession No.  0000940394-23-000583) and incorporated herein by reference.

(8) Form of Deferred Compensation Agreement filed as Exhibit (f) to Post-Effective Amendment No. 89 of Calvert Social Investment Fund (File Nos. 002-75106, 811-03334) filed January 30, 2017 (Accession No. 0000940394-17-000162) and incorporated herein by reference.

(9) (a) Master Custodian Agreement between Calvert Funds and State Street Bank and Trust Company dated December 1, 2000 filed as Exhibit (g) to Post-Effective Amendment No. 65 of Calvert Variable Products, Inc. (File Nos. 002-90309, 811-04000) filed January 30, 2009 (Accession No. 0001121624-09-000003) and incorporated herein by reference.

(9) (b) Amendment is dated as of June 3, 2020 to Master Custodian Agreement between Calvert Funds and State Street Bank and Trust Company dated December 1, 2000 filed as Exhibit (g)(2) to Post-Effective Amendment No. 122 of The Calvert Fund (File Nos. 002-76510, 811-03416) filed January 27, 2021 (Accession No. 0000940394-21-000100) and incorporated herein by reference.

(10)

(1) (a) Master Distribution Plan for Class A Shares, as adopted December 31, 2016 filed as Exhibit (m)(1) to Post-Effective Amendment No. 89 of Calvert Social Investment Fund (File Nos. 002-75106, 811-03334) filed January 30, 2017 (Accession No. 0000940394-17-000162) and incorporated herein by reference.

(1) (b) Amended Schedule A dated April 12, 2023 to the Master Distribution Plan for Class A shares adopted December 31, 2016 filed as Exhibit (m)(1)(b) to Post-Effective Amendment No. 124 filed April 12, 2023 (Accession No. 0000940394-23-000583) and incorporated herein by reference.

(2) (a) Master Distribution Plan for Class C shares filed as Exhibit (m)(3) to Post-Effective Amendment No. 89 of Calvert Social Investment Fund (File Nos. 002-75106, 811-03334) filed January 30, 2017 (Accession No. 0000940394-17-000162) and incorporated herein by reference.

(2) (b) Amended Schedule A dated April 12, 2023 to the Master Distribution Plan for Class C shares adopted December 31, 2016 filed as Exhibit (m)(2)(b) to Post-Effective Amendment No. 124 filed April 12, 2023 (Accession No. 0000940394-23-000583) and incorporated herein by reference.

(3) (a) Amended and Restated Multiple Class Plan for Calvert Funds effective January 25, 2019 filed as Exhibit (n) to Post-Effective Amendment No. 95 of Calvert Social Investment Fund (File Nos. 002-75106, 811-03334) filed January 28, 2019 (Accession No. 0000940394-19-000110) and incorporated herein by reference.

(3) (b) Amended Schedule A dated April 12, 2023 to the Amended and Restated Multiple Class Plan for Calvert Funds effective January 25, 2019 filed as Exhibit (n)(1)(b) to Post-Effective Amendment No. 124 filed April 12, 2023 (Accession No. 0000940394-23-000583) and incorporated herein by reference.

(11) Opinion and Consent of Internal Counsel dated January 27, 2023 filed as Exhibit (11) to the Registrant’s Registration Statement on Form N-14 filed January 27, 2023 (Accession No.  0001193125-23-017667) and incorporated herein by reference.

(12) (a) Opinion of Ropes  & Gray LLP supporting the tax matters discussed in the Proxy Statement/ Prospectus with respect to Eaton Vance Focused Global Opportunities Fund and Calvert Global Equity Fund – Filed herewith.

(12) (b) Opinion of Ropes  & Gray LLP supporting the tax matters discussed in the Proxy Statement/ Prospectus with respect to Eaton Vance Global Small-Cap Equity Fund and Calvert Global Small-Cap Equity Fund – Filed herewith.

(12) (c) Opinion of Ropes  & Gray LLP supporting the tax matters discussed in the Proxy Statement/ Prospectus with respect to Eaton Vance Special Equities Fund and Calvert Small/Mid-Cap Fund – Filed herewith.

(13)

(1) (a) Administrative Services Agreement between Calvert Research and Management and each registered investment company listed on Appendix A on behalf of each of its series listed on Appendix A, effective March 1, 2021 filed as Exhibit (h)(1) to Post-Effective Amendment No. 114 filed April 28, 2021 (Accession No. 0000940394-21-000778) and incorporated herein by reference.

(1) (b) Amended Appendix A dated April  12, 2023 to the Administrative Services Agreement effective March 1, 2021 filed as Exhibit (h)(1)(b) to Post-Effective Amendment No. 124 filed April 12, 2023 (Accession No. 0000940394-23-000583) and incorporated herein by reference.

(2) Transfer Agency and Service Agreement between Calvert Funds listed on Schedule A and DS T Asset Manager Solutions, Inc., dated July 1, 2019 filed as Exhibit (h)(2) to Post-Effective Amendment No. 63 of Calvert World Values Fund, Inc. (File Nos. 033-45829, 811-06563) filed September 27, 2019 (Accession No. 0000940394-19-001297) and incorporated herein by reference.

(3) Sub-Transfer Agency Support Services Agreement between Eaton Vance Management and each open-end investment company listed on Appendix A dated December 1, 2017 filed as Exhibit (h)(3) to Post-Effective Amendment No. 93 of Calvert Social Investment Fund (File Nos. 002-75106, 811-03334) filed January 29, 2018 (Accession No. 0000940394-18-000114) and incorporated herein by reference.

(4) (a) Expense Reimbursement Agreement dated December  31, 2016 as amended March 6, 2019 and March 3, 2021 between Calvert Research and Management and each Trust and/or Corporation (on behalf of certain of their series) listed on Amended Schedule A filed as Exhibit (h)(4)(a) to Post-Effective Amendment No. 114 filed April 28, 2021 (Accession No. 0000940394-21-000778) and incorporated herein by reference.

(4) (b) Amended Schedule A dated September  15, 2023 to the Expense Reimbursement Agreement dated December 31, 2016 as amended March 6, 2019 and March 3, 2021 - Filed herewith.

(5) Form of Fund of Funds Investment Agreement dated January 19, 2022 filed as Exhibit (h)(5) to Post-Effective Amendment No. 119 filed April 28, 2022 (Accession No. 0000940394-22 000782) and incorporated herein by reference.

(6) Expense Reimbursement Agreement for Cash Sweep dated April 26, 2022 between Calvert Research and Management and each Trust and/or Corporation listed on Schedule A filed as Exhibit (h)(6) to Post-Effective Amendment No. 127 of The Calvert Fund (File Nos. 002-76510, 811-03416) filed January 26, 2023 (Accession No. 0000940394-23-000083) and incorporated herein by reference.

(14)(a) Consent of Deloitte  & Touche LLP, Independent Registered Public Accounting Firm to Eaton Vance Focused Global Opportunities Fund filed as Exhibit (14)(a) to the Registrant’s Registration Statement on Form N-14 filed January 27, 2023 (Accession No. 0001193125-23-017667) and incorporated herein by reference.

(14)(b) Consent of Deloitte  & Touche LLP, Independent Registered Public Accounting Firm to Eaton Vance Global Small-Cap Equity Fund filed as Exhibit (14)(b) to the Registrant’s Registration Statement on Form N-14 filed January 27, 2023 (Accession No. 0001193125-23-017667) and incorporated herein by reference.

(14)(c) Consent of Deloitte  & Touche LLP, Independent Registered Public Accounting Firm to Eaton Vance Special Equities Fund filed as Exhibit (14)(c) to the Registrant’s Registration Statement on Form N-14 filed January 27, 2023 (Accession No. 0001193125-23-017667) and incorporated herein by reference.

(15) Not applicable.

(16) Power of Attorney filed as Exhibit (16) to the Registrant’s Registration Statement on Form N-14 filed January 27, 2023 (Accession No. 0001193125-23-017667) and incorporated herein by reference.

(17) Not applicable.

(18) Not applicable.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file an opinion of counsel supporting the tax consequences of the proposed reorganization as an amendment to this registration statement within a reasonable time after receipt of such opinion.

SIGNATURE PAGE

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 26th day of September, 2023.

CALVERT MANAGEMENT SERIES

By:	Theodore H. Eliopoulos*
Theodore H. Eliopoulos, President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title

Theodore H. Eliopoulos* Theodore H. Eliopoulos*	President and Trustee

James F. Kirchner* James F. Kirchner	Treasurer (Principal Financial and Accounting Officer)

Signature	Title	Signature	Title

Richard L. Baird, Jr.* Richard L. Baird, Jr.	Trustee	Miles D. Harper, III* Miles D. Harper, III	Trustee

Alice Gresham Bullock * Alice Gresham Bullock	Trustee	Joy V. Jones* Joy V. Jones	Trustee

Cari M. Dominguez* Cari M. Dominguez	Trustee	Anthony A. Williams* Anthony A. Williams	Trustee

John G. Guffey, Jr.* John G. Guffey, Jr.	Trustee

*By:	/s/ Deidre E. Walsh
Deidre E. Walsh (As attorney-in-fact)

EXHIBIT INDEX

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description

(6) (c)	Investment Sub-Advisory Agreement between Calvert Research and Management and Eaton Vance Advisers International Ltd. for Calvert Global Equity Fund dated September 15, 2023

(6) (d)	Investment Sub-Advisory Agreement between Calvert Research and Management and Eaton Vance Advisers International Ltd. for Calvert Global Small-Cap Equity Fund dated September 15, 2023

(12) (a)	Opinion of Ropes & Gray LLP supporting the tax matters discussed in the Proxy Statement/ Prospectus with respect to Eaton Vance Focused Global Opportunities Fund and Calvert Global Equity Fund

(12) (b)	Opinion of Ropes & Gray LLP supporting the tax matters discussed in the Proxy Statement/ Prospectus with respect to Eaton Vance Global Small-Cap Equity Fund and Calvert Global Small-Cap Equity Fund

(12) (c)	Opinion of Ropes & Gray LLP supporting the tax matters discussed in the Proxy Statement/ Prospectus with respect to Eaton Vance Special Equities Fund and Calvert Small/Mid-Cap Fund

(13) (4) (b)	Amended Schedule A dated September 15, 2023 to the Expense Reimbursement Agreement dated December 31, 2016 as amended March 6, 2019 and March 3, 2021